Exhibit 99.1

ICON Announces Peter Gray To Retire As CEO

Ciaran Murray named as his successor and appointed to Board

DUBLIN--(BUSINESS WIRE)--September 7, 2011--ICON plc (NASDAQ:ICLR) (ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced that Mr. Peter Gray has informed the Board of his decision to retire as CEO, after 14 years with the Company, the last 9 of which were as CEO. The Board has appointed Mr. Ciaran Murray, who has held the position of CFO for the last 6 years, to succeed Mr. Gray effective October 1, 2011. Mr. Murray has also been appointed as a member of the Board. Mr. Gray has agreed to take on the role of Vice Chairman to facilitate a smooth transition and to assist the Board in continuing strategic development.

Dr. Bruce Given, Chairman of ICON, commented “Peter’s leadership has been fundamental in establishing ICON as an industry leading Company and creating a world class management team. His contribution to ICON’s growth over the last number of years and to its success cannot be overstated. Peter has worked closely with the Board for several years in its development of a robust succession plan. We are therefore delighted that Peter will remain as Vice Chairman and that Ciaran will take on the role of CEO. Ciaran brings a deep knowledge of the industry together with extensive operational and global experience. He has a proven track record and has been a key member of the management team through ICON’s transformation to a global leader”.

“It has been a great honour to lead ICON through an extremely exciting phase of its development” said Peter Gray. “At a time of unprecedented change in the industry ICON is well positioned to capitalise on the investments we have been making in recent years and I believe that Ciaran is the right person to lead the organisation and its outstanding people through this next phase of growth.”

Ciaran Murray commented “I am delighted to be taking on the role of CEO for ICON at this exciting time in our development with the business poised for a return to growth. I look forward to continuing to build on the achievements of Peter and the team to ensure that ICON continues to grow and enhance its position as a leading global CRO”.

Following Mr. Murray’s appointment Mr. Brendan Brennan, currently Senior Vice President of Corporate Finance will be appointed acting CFO, and Mr. Diarmaid Cunningham, General Counsel, will take on the additional role of Company Secretary.

Mr. Ciaran Murray: Biography

Mr Murray graduated with a Bachelor of Commerce degree from the University College Dublin and qualified as a Chartered Accountant with PwC in 1988. Subsequently he held a number of senior financial positions in global organisations including Kraft Foods, Novell Inc., Northern Foods and Codec Systems.

Mr. Murray joined ICON in 2005 as Chief Financial Officer and has been a key member of the Executive Management team during a period of exceptional growth when the company grew from $326m in revenue and 2,700 employees to its 2010 revenues of $900m and over 8,000 employees.

In addition to his financial role, Mr Murray has been responsible for ICON’s Medical Imaging division and has played a central role in the development of the ICON strategic plan.

The statements made in this Press Release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

About ICON plc
ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. ICON currently has approximately 8100 employees, operating from 78 locations in 39 countries

The Company will hold a conference call today, September 7th, 2011 at 8:00 EST (13:00 Ireland & UK). This call can be accessed via webcast live from our website at http://www.iconplc.com. A recording will also be available on the website for 90 days following the call.

ICON/ICLR-F

CONTACT:
ICON
Investor Relations: 1-888-381-7923
or
Ciaran Murray, Chief Financial Officer
+ 353 –1-291-2000
or
Brendan Brennan, Snr VP Corp Fin
+ 353 –1-291-2000
or
Sam Farthing, VP Investor Relations
+ 353 –1-291-2251
or
Simon Holmes, VP Corporate Development
+ 353 –1-291-2016